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VIA EDGAR

August 24, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

RE:	Fig Publishing, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed August 7, 2020

File No. 024-11236

Dear Ms. Krebs:

On behalf of our client, Fig Publishing, Inc. (the “Company”), we hereby provide responses to the comments received in the letter dated August 21, 2020 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of Amendment No. 2 to the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed with the Commission on August 7, 2020. Disclosure changes discussed below have been made in the Company’s Amendment to the Offering Statement being filed with the Commission contemporaneously with the submission of this letter (the “Amendment”).

For the Staff’s convenience, we have repeated below in bold each of the Staff’s comments, and have followed each comment with the Company’s response. Capitalized terms used but not defined herein are used as defined in the Offering Statement (or, if a change has been made to the definition, as defined in the Amendment).

Amendment No. 2 to Offering Statement on Form 1-A

Current Gaming Console – Amico, page 3

1.	Please disclose the reasons for the delayed release date for the Amico console. We note public statements by Intellivision’s Chief Executive Officer, Tommy Tallarico, that the impact of the COVID-19 pandemic on Intellivision has been dramatic and is the cause for the delay. Provide a separate risk factor that discusses the impact of the COVID-19 pandemic on the development of the Amico console, including the delayed release date. Also update your COVID-19 disclosure throughout the offering circular for this development, including under “The Game Console, the Developer and the Shares” on page 37 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations--COVID-19” on page 48.

In response to this comment, the Company has revised its disclosure. See pages 20 and 37 of the Amendment.

U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel Fig Publishing Inc. Amendment No. 2 to Offering Statement Filed August 7, 2020 August 24, 2020 Page 2 of 3

Risk Factors

Following the delivery of a particular developed game, game console or other product..., page 25

2.	In response to prior comment 6, you have revised this risk factor to disclose that, following the delivery of the product, you have the right to cancel the associated series of Fig Gaming Shares. Please clarify whether the board can cancel Fig Gaming Shares only after the delivery of the product or whether it can cancel the shares at any time. In this regard, we note that the form of certificate of designation for the FGS - Amico shares provides that the board can cancel the FGS - Amico shares at any time. Please clarify your disclosure about the board’s cancellation rights for Fig Gaming Shares in general and FGS - Amico shares specifically, including on pages 45 and 59. Also highlight in the Summary section that the board can cancel the FGS - Amico shares at any time in its discretion, including before the Amico console has been delivered or has started generating revenues that could result in dividends to the holders of FGS - Amico shares.

In response to this comment, the Company has revised its disclosure. See pages 7, 25, 45 and 59 of the Amendment.

The Game Console, the Developer and the Shares

Potential Cumulative Dividends, page 43

3.	Your charts on pages 43 and 44 assume $7.5 million of Fig Funds, which means you are assuming you sell only 7,500 FGS - Amico shares out of the 15,000 shares being offered. Please also include charts that assume the sale of all 15,000 FGS - Amico shares. Also clarify that you are using the Tier 1 Calculated Rate in determining the amount of revenue to Fig.

In response to this comment, the Company added the charts requested and revised its disclosure regarding those charts. See pages 43 and 44 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Acquisition by Republic, page 47

4.	In response to prior comment 11, you disclose that “[t]he Amico License Agreement is considered a development project which began raising capital on Fig.co in 2020, after the completion of the acquisition. “Plea se disclose, if true, that Loose Tooth will receive a revenue share of 50% of Fig’s future gross income received from the Amico License Agreement. Also discuss whether the company will be able to make a profit from the Amico License Agreement due to Loose Tooth’s receipt of 50% of Fig’s gross income from this license and the payment of the dividend to FGS - Amico shareholders.

In response to this comment, the Company has revised its disclosure. See pages 10 and 47 of the Amendment.

Game-Specific Accounting, page 50

5.	Please explain why you include Virgo vs the Zodiac as a principal game in the tables on pages 51 and 52, but do not include this game in the table on page 32 that lists the games that have been commercially launched and to which you have royalty rights.

In response to this comment, the Company has revised its disclosure. See pages 51 and 52 of the Amendment. For the avoidance of doubt, the Company’s rights to royalties from this game were previously terminated. On March 4, 2019, the Company completed transactions with Degica Co., LTD (“Degica”), pursuant to which the Company received $30,000 from Degica in connection with the video game Virgo vs the Zodiac, in exchange for which the Company’s license agreements with the developer of Virgo vs the Zodiac were terminated. A distribution was made to holders of Fig Game Shares – Virgo. The share class was cancelled by the Company’s Board on January 30, 2020.

U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel Fig Publishing Inc. Amendment No. 2 to Offering Statement Filed August 7, 2020 August 24, 2020 Page 3 of 3

Notes to Annual Consolidated Financial Statements

Note 11 – Subsequent Events

Acquisition of Fig Publishing, page F-38

6.	We reissue and clarify prior comment 15. Your disclosure continues to indicate that, as part of the consideration for the sale of your outstanding common stock, OpenDeal Inc. will pay Loose Tooth fifty percent of all future accounts payable until January 1, 2022. Please tell us if this disclosure, as well as the related disclosure on page F-17, should be clarified to indicate OpenDeal Inc. will pay Loose Tooth fifty percent of all future accounts receivable until January 1, 2022. In this regard, we note your revised disclosure explaining that OpenDeal Inc. will pay to Loose Tooth 50% of future income from developer agreements signed with the Company on or after December 26, 2019 but before January 1, 2022.

In response to this comment, the Company has revised its disclosure. See pages 10, 47 and F-17 of the Amendment.

Exhibits

7.	We reissue and clarify prior comment 16 regarding Exhibit 11.1. The consent from Lear & Pannepacker, LLP continues to refer to the report with respect to your financial statements as of and for the years ended September 30, 2019 and 2018. However, the offering circular only includes a report from this firm with respect to your financial statements as of and for the year ended September 30, 2019. The auditor should revise its consent to only refer to its report with respect to your financial statements as of and for the year ended September 30, 2019, accordingly.

In response to this comment, the consent has been revised and the Company has submitted a new, revised Exhibit 11.1 of the Amendment.

The Company has also provided a clarifying disclosure on Pages 51 and 52, with respect to the tables thereon being limited to material games only.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me on 917-882-2727 (mobile) or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Chuck Pettid, President and Director of Fig Publishing, Inc.